EXHIBIT 12.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY PROGRESS
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2017	2016	2015	2014	2013
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$1,008	$900	$860	$753	$789
Fixed charges	330	305	318	305	289
Total earnings	$1,338	$1,205	$1,178	$1,058	$1,078

Fixed charges:
Interest on debt, including capitalized portions	$289	$267	$254	$238	$224
Estimate of interest within rental expense	41	38	64	67	65
Total fixed charges	$330	$305	$318	$305	$289
Ratio of earnings to fixed charges	4.1	4.0	3.7	3.5	3.7
(a)    Excludes income or loss from equity investees.